UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 26, 2025

Commission File Number: 001-38863

Jumia Technologies AG
(Translation of registrant’s name into English)

Skalitzer Straße 104
10997 Berlin, Germany
+49 (30) 398 20 34 54
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes to the Supervisory Board

As previously disclosed, effective as of June 23, 2025, Angela K. Mwanza resigned from Jumia Technologies AG’s Supervisory Board.

On August 25, 2025, the Management Board of Jumia Technologies AG filed a petition with the Local Court in Charlottenburg, Berlin, Germany to appoint Mr. Hassanein Hiridjee, the director and founder of Axian Telecom, to Jumia Technologies AG’s Supervisory Board.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance & Operations and Member of the Management Board

Date: August 26, 2025